Exhibit 99.1

Sequans Communications Announces Fourth Quarter and Full Year 2015 Financial Results

PARIS--(BUSINESS WIRE)--February 4, 2016--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights:

Revenue: Revenue of $11.0 million increased 18% compared to the third quarter of 2015, with lower product sales offset by higher other revenue, including both license and service revenues. Revenue increased 68% compared to the fourth quarter of 2014 due to higher sales of products for the LTE markets, as well as higher other revenue.

Gross margin: Gross margin was 43.4% (51.8% on a non-IFRS basis) compared to gross margin of 40.8% in the third quarter of 2015, and compared to 6.1% (34.7% on a non-IFRS basis) in the fourth quarter of 2014, due to a more favorable revenue mix. Non-IFRS gross margin excludes a provision for writing down the remaining WiMAX inventory.

Operating loss: Operating loss was $5.1 million compared to an operating loss of $4.2 million in the third quarter of 2015 and an operating loss of $9.2 million in the fourth quarter of 2014, reflecting higher revenues and higher gross profit offset by higher operating expenses.

Net loss: Net loss was $9.7 million, or ($0.16) per diluted share/ADS, compared to a net loss of $2.4 million, or ($0.04) per diluted share/ADS in the third quarter of 2015 and a net loss of $9.0 million, or ($0.15) per diluted share/ADS in the fourth quarter of 2014.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the provision for WiMAX inventory, the fair-value and effective interest adjustments related to the convertible debt and its embedded derivative, and the impact of revaluation of an interest-free government loan, non-IFRS net loss was $4.2 million, or ($0.07) per diluted share/ADS, compared to a non-IFRS net loss of $4.6 million, or ($0.08) per diluted share/ADS in the third quarter of 2015, and a non-IFRS net loss of $7.0 million, or ($0.12) per diluted share/ADS, in the fourth quarter of 2014.

Cash and cash equivalents: Cash position of $8.7 million reflects the partial impact from strategic cooperation transactions finalized during the fourth quarter. At least $7 million in cash is expected to be received during the first quarter, of which over $5 million was received in January 2016.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2015	%*	Q3 2015	%*	Q4 2014	%*	Full year 2015	%*	Full year 2014	%*
Revenue	$11.0		$9.4		$6.6		$32.7		$22.6
Gross profit	4.8	43.4%	3.8	40.8%	0.4	6.1%	13.3	40.5%	6.8	30.2%
Operating loss	(5.1)	(46.6%)	(4.2)	(45.3%)	(9.2)	(139.2%)	(23.6)	-72.2%	(34.1)	(150.7%)
Net loss	(9.7)	(87.6%)	(2.4)	(26.0%)	(9.0)	(137.6%)	(23.6)	-72.2%	(34.1)	(150.7%)
Diluted EPS	($0.16)		($0.04)		($0.15)		($0.46)		($0.58)
Weighted average number of diluted shares/ADS	59,145,393		59,144,741		59,144,741		59,144,905		59,141,716
Cash flow used in operations	(2.2)		(2.4)		(5.7)		(16.4)		(24.4)
Cash, cash equivalents and short-term deposit at quarter-end	8.7		11.6		12.5		8.7		12.5

Additional information on non-cash items:
- WiMAX inventory provision	0.8		-		1.9		0.8		1.9
- Stock-based compensation included in operating result	0.2		0.2		0.2		0.9		1.3
- Change in the fair value of convertible debt embedded derivative	4.2		(2.5)		-		2.0		-
- Interest on convertible debt	0.3		0.3		-		0.7		-
- Impact of revaluation of interest-free government loan	-		(0.1)		-		(0.1)		-
Non-IFRS diluted EPS (excludes stock-based compensation, inventory provision, fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the impact of revaluation of interest-free government loan)	($0.07)		($0.08)		($0.12)		($0.39)		($0.52)

* Percentage of revenue

“We are pleased to report revenue growth of 45% in 2015, primarily from the home and mobile router business,” said Georges Karam, Sequans CEO. “In addition to continued growth from this traditional market, we expect revenue from the M2M/IoT business to begin ramping in 2016 thanks to our LTE CAT1 leadership and secured design wins.

“Another major goal for 2016 is to remain at the forefront of LTE technology by introducing new LTE-M narrowband solutions that will further expand our available market, enable new product categories and help fuel revenue growth in the years to come. During Q4 we finalized three new strategic partnerships, including Verizon and Socle-Foxconn, with numerous benefits including the ability to accelerate time-to-market for new products, access to complementary technology, expanding our sales channels and global reach, as well as providing financial advantages. We are gratified that these successful companies have chosen to partner with Sequans, validating our leadership in single-mode LTE technology,” added Karam.

2016 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2016 to be in the range of $9.5 to $11.5 million, primarily reflecting typical seasonality, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.08) and ($0.10) for the first quarter of 2016, based on approximately 59.2 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and its embedded derivative, the impact of revaluation of an interest-free government loan and any other relevant non-cash or non-recurring expenses.

Meaningful sequential revenue growth is expected beginning in the second quarter as new devices are launched in addition to the product already shipping. In addition, discussions with several potential strategic partners are continuing. When finalized, these alliances are expected to contribute to company financing and incremental revenue.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2015 today, February 4, 2016 at 8:00 a.m. EST /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 4, 2016 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 382913.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including LTE and WiMAX markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and the impact of revaluation of an interest-free government loan. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE:SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2015	2015	2014

Revenue :
Product revenue	$6,551	$7,887	$5,759
Other revenue	4,496	1,471	813
Total revenue	11,047	9,358	6,572
Cost of revenue
Cost of product revenue	5,628	5,153	6,036
Cost of other revenue	621	391	133
Total cost of revenue	6,249	5,544	6,169
Gross profit	4,798	3,814	403
Operating expenses :
Research and development	6,892	5,525	6,595
Sales and marketing	1,509	1,406	1,255
General and administrative	1,540	1,119	1,704

Total operating expenses	9,941	8,050	9,554
Operating loss	(5,143)	(4,236)	(9,151)
Financial income (expense):
Interest income (expense), net	(541)	(509)	(23)
Other financial expense	(4)	-	-
Change in the fair value of convertible debt embedded derivative	(4,249)	2,488	-
Foreign exchange gain (loss)	234	(91)	164
Loss before income taxes	(9,703)	(2,348)	(9,010)
Income tax expense (benefit)	(23)	81	34
Loss	$(9,680)	$(2,429)	(9,044)
Attributable to :
Shareholders of the parent	(9,680)	(2,429)	(9,044)
Minority interests	-	-	-
Basic loss per share	($0.16)	($0.04)	($0.15)
Diluted loss per share	($0.16)	($0.04)	($0.15)
Weighted average number of shares used for computing:
— Basic	59,145,393	59,144,741	59,144,741
— Diluted	59,145,393	59,144,741	59,144,741

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2015	2014

Revenue :
Product revenue	$24,669	$19,836
Other revenue	8,040	2,766
Total revenue	32,709	22,602
Cost of revenue
Cost of product revenue	17,970	15,435
Cost of other revenue	1,481	346
Total cost of revenue	19,451	15,781
Gross profit	13,258	6,821
Operating expenses :
Research and development	25,445	28,634
Sales and marketing	5,985	5,278
General and administrative	5,428	6,969

Total operating expenses	36,858	40,881
Operating loss	(23,600)	(34,060)
Financial income (expense):
Interest income (expense), net	(1,516)	(20)
Other financial expense	(145)	-
Change in the fair value of convertible debt embedded derivative	(2,036)	-
Foreign exchange gain	249	118
Loss before income taxes	(27,048)	(33,962)
Income tax expense (benefit)	177	162
Loss	(27,225)	(34,124)
Attributable to :
Shareholders of the parent	(27,225)	(34,124)
Minority interests	-	-
Basic loss per share	($0.46)	($0.58)
Diluted loss per share	($0.46)	($0.58)
Weighted average number of shares used for computing:
— Basic	59,144,905	59,141,716
— Diluted	59,144,905	59,141,716

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2015	2014

ASSETS
Non-current assets
Property, plant and equipment	$7,116	$8,743
Intangible assets	5,255	3,440
Deposits and other receivables	345	320
Available for sale assets	321	597
Total non-current assets	13,037	13,100
Current assets
Inventories	4,065	9,199
Trade receivables	16,674	7,749
Prepaid expenses and other receivables	3,170	2,988
Recoverable value added tax	541	447
Research tax credit receivable	2,838	3,443
Deposit maturing in less than 90 days	393	160
Cash and cash equivalents	8,288	12,329
Total current assets	35,969	36,315
Total assets	$49,006	$49,415

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,166,741 shares authorized, issued and outstanding at December 31, 2015 (59,144,741 at December 31, 2014)	$1,568	$1,568
Share premium	165,536	165,507
Other capital reserves	16,864	15,997
Accumulated deficit	(184,589)	(157,363)
Other components of equity	(450)	(594)
Total equity (deficit)	(1,071)	25,115
Non-current liabilities
Government grant advances, loans and other liabilities	8,615	4,013
Finance lease obligations	-	9
Provisions	1,396	1,228
Deferred tax liabilities	10	2
Convertible debt and accrued interest	8,984	-
Total non-current liabilities	19,005	5,252
Current liabilities
Trade payables	9,498	11,231
Interest-bearing receivables financing	6,472	2,133
Convertible debt embedded derivative	6,091	-
Government grant advances	916	603
Finance lease obligations	12	202
Other current liabilities	4,604	4,017
Deferred revenue	3,162	314
Provisions	317	548
Total current liabilities	31,072	19,048
Total equity and liabilities	$49,006	$49,415

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2015	2014

Operating activities
Loss before income taxes	$(27,048)	$(33,962)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,408	3,510
Amortization and impairment of intangible assets	1,867	1,790
Share-based payment expense	867	1,276
Increase (decrease) in provisions	152	308
Financial expense (income)	1,516	20
Change in the fair value of convertible debt embedded derivative	2,036	-
Other financial expenses	145	-
Foreign exchange loss (gain)	(340)	(15)
Loss (Gain) on disposal of property, plant and equipment	5	34
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(9,268)	(1,619)
Decrease (Increase) in inventories	5,134	(2,617)
Decrease (Increase) in research tax credit receivable	605	4,563
Increase (Decrease) in trade payables and other liabilities	2,041	3,424
Increase (Decrease) in deferred revenue	2,848	(29)
Increase (Decrease) in government grant advances	(197)	(816)
Income tax paid	(172)	(273)
Net cash flow used in operating activities	(16,401)	(24,406)

Investing activities
Purchase of intangible assets and property, plant and equipment	(5,483)	(6,242)
Sale (purchase) of financial assets	345	652
Sale of short-term investments	(233)	(160)
Interest received	26	125
Net cash flow used in investments activities	(5,345)	(5,625)

Financing activities
Public equity offering, net of costs	-	(300)
Proceeds from issue of warrants and exercise of stock options/warrants	29	23
Proceeds from Interest-bearing receivables financing	4,339	2,133
Proceeds from interest-bearing research project financing	-	3,648
Proceeds from government loans, net of transaction cost	2,134	-
Proceeds from convertible debt, net of transaction cost	11,572	-
Repayment of borrowings and finance lease liabilities	(183)	(244)
Interest paid	(181)	(139)
Net cash flows from financing activities	17,710	5,121

Net increase (decrease) in cash and cash equivalents	(4,036)	(24,910)
Net foreign exchange difference	(5)	(5)
Cash and cash equivalent at January 1	12,329	37,244
Cash and cash equivalents at end of the period	$8,288	$12,329

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2015	2015	2014
Net IFRS loss as reported	$(9,680)	$(2,429)	$(9,044)
Add back
WiMAX inventory provision (1)	760	-	1,875
Stock-based compensation expense according to IFRS 2 (2)	246	186	217
Change in the fair value of convertible debt embedded derivative	4,249	(2,488)	-
Interest on Convertible debt and loans	267	254	-
Impact of revaluation of interest-free government loan	-	(121)	-
Non-IFRS loss adjusted	$(4,158)	$(4,598)	$(6,952)

IFRS basic loss per share as reported	($0.16)	($0.04)	($0.15)
Add back
WiMAX inventory provision	$0.01	-	$0.03
Stock-based compensation expense according to IFRS 2	$0.00	$0.00	$0.00
Change in the fair value of convertible debt embedded derivative	$0.07	($0.04)	-
Interest on Convertible debt and loans	$0.01	$0.00	-
Impact of revaluation of interest-free government loan	-	($0.00)	-
Non-IFRS basic loss per share	($0.07)	($0.08)	($0.12)
IFRS diluted loss per share	($0.16)	($0.04)	($0.15)
Add back
WiMAX inventory provision	$0.01	-	$0.03
Stock-based compensation expense according to IFRS 2	$0.00	$0.00	$0.00
Change in the fair value of convertible debt embedded derivative	$0.07	($0.04)	-
Interest on Convertible debt and loans	$0.01	$0.00	-
Impact of revaluation of interest-free government loan	-	($0.00)	-
Non-IFRS diluted loss per share	($0.07)	($0.08)	($0.12)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$3	$3	$9
Research and development	107	81	110
Sales and marketing	29	29	(18)
General and administrative	107	73	116

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2015	2014
Net IFRS loss as reported	(27,225)	(34,124)
Add back
WiMAX inventory provision (1)	760	1,875
Stock-based compensation expense according to IFRS 2 (2)	867	1,277
Change in the fair value of convertible debt embedded derivative	2,036	-
Interest on Convertible debt and loans	737	-
Impact of revaluation of interest-free government loan	(121)	-
Non-IFRS loss adjusted	(22,946)	(30,972)

IFRS basic loss per share as reported	($0.46)	($0.58)
Add back
WiMAX inventory provision	$0.02	$0.03
Stock-based compensation expense according to IFRS 2	$0.01	$0.03
Change in the fair value of convertible debt embedded derivative	$0.03	-
Interest on Convertible debt and loans	$0.01	-
Impact of revaluation of interest-free government loan	($0.00)	-
Non-IFRS basic loss per share	($0.39)	($0.52)
IFRS diluted loss per share	($0.46)	($0.58)
Add back
WiMAX inventory provision	$0.02	$0.03
Stock-based compensation expense according to IFRS 2	$0.01	$0.03
Change in the fair value of convertible debt embedded derivative	$0.03	-
Interest on Convertible debt and loans	$0.01	-
Impact of revaluation of interest-free government loan	($0.00)	-
Non-IFRS diluted loss per share	($0.39)	($0.52)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$17	$47
Research and development	372	559
Sales and marketing	132	166
General and administrative	346	505

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
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Claudia@sequans.com